Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Assistant Vice President
and Senior Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA Email & EDGAR

August 17, 2016

Alberto H. Zapata
Senior Counsel
Insured Investments Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:
Lincoln National Variable Annuity Account H Post-Effective Amendment No. 24 File No. 333-170695	Lincoln Life Variable Annuity Account N Post-Effective Amendment No. 15 File No. 333-170897

Lincoln Life & Annuity Variable Annuity Account H Post-Effective Amendment No. 16 File No. 333-171097

Dear Mr. Zapata:

This letter is in response to your comments of August 9, 2016. The blacklined supplements attached to this letter reflect changes made in response to these comments.

1.	Confirm you will submit supplements with letters or 497 supplements explaining the changes to investors. Alternatively modify to overview section.

Response: The overview section has been revised to provide more of a high level description of the changes.

2.	Indent or otherwise make the language introducing different sections of the prospectus more prominent.

Response: The language has been revised and bolded where appropriate.

3.
In Examples, please provide instructions to readers introducing the changes to the underlying prospectuses and specify where the new language is to be placed. Example - “Replace this paragraph with the new paragraph.”

Response: The Examples presented in these supplements are new examples that relate to the new rider. They do not replace current examples.

4.
File Nos. 333-171097 and 333-170695 - Page 3 - Investment Requirements – Explain that the Investment Requirements listed in the current prospectus are replaced with the ones in the supplement, and strike other references to Market SelectSM Advantage Investment Requirements that are not compatible.

Response: The Investment Requirements listed in the current prospectus will continue to apply to contractowners who have previously elected Market SelectSM Advantage. The Investment Requirements outlined in the supplement will apply only to elections of Market SelectSM Advantage that occur on or after the roll-out date of these changes.

5.
File No. 333-170897 - Please explain that the Investment Requirements for Guaranteed Income Benefit (version 5) will be added to the prospectus following the Investment Requirements for Guaranteed Income Benefit (version 4), and clarify that they do not replace the Investment Requirements for Guaranteed Income Benefit (version 4).

Response: The disclosure has been revised accordingly.

6.	File No. 333-170897

a.	Page 3 – Guaranteed Income Benefit section - Remove ‘The Contracts’ from the heading as the Living Benefit Rider section is a free-standing section to the prospectus.

b.	Please provide an introduction that explains what happens to version 4, and provide eligibility requirements for version 5, as necessary.

    Response:

a.	The change has been made.

b.	An introduction has been added.

7.	File No. 333-170695

a.	Page 3 – Guaranteed Income Benefit section - Remove ‘The Contracts’ from the heading as the Living Benefit Rider section is a free-standing section to the prospectus.

b.
Page 3 – Please provide an introduction that explains the relationship between the new language and the underlying prospectus language. Explain that all references to the 5% enhancement feature are replaced with the new language, if correct.

c.	Page 6 – Provide instructions for the “Death Prior to the Annuity Commencement Date” change.

Response:

a.	The change has been made.

b.	An introduction has been added. The 5% Enhancement is a new feature in this rider and is not discussed in the underlying prospectus.

c.	An instruction has been added.

8.	File No. 333-171097

a.	Page 3 – Guaranteed Income Benefit section - Remove ‘The Contracts’ from the heading as the Living Benefit Rider section is a free-standing section to the prospectus.

b.
Page 3 – Please provide an introduction that explains the relationship between the new language and the underlying prospectus language. Explain that all references to the 5% enhancement feature are replaced with the new language, if correct

c.	Page 6 – Provide instructions for the “Death Prior to the Annuity Commencement Date” change.

Response:

a.	This change has been made.

b.	An introduction has been added. The 5% Enhancement is a new feature to this rider and is not discussed in the underlying prospectus.

c.	Instruction has been added.

9.	Rate Sheet Disclosure

a.	Please add disclosure about how Rate Sheets work, that the fees and rates may change, how to obtain current rates, and how investors may obtain rates applicable to them (website, phone, etc.)

b.	Consider including a definition of Rate Sheet Supplement in the prospectus given that is what we call it.

c.	Please include an appendix to the prospectus including historic rates.

Response:

a.	The disclosure has been added.

b.	Lincoln will include a definition in the Special Terms section of the prospectus as part of the May 2017 prospectus updates.

c.	Historic rates will be included in an appendix to the prospectus.

10.	Rate Sheets

a.	Rate Sheet supplement should be included on top of the prospectus and delivered to new contractowners with the prospectus.

b.	Add disclosure informing contractowners how to obtain the rates that are applicable to them.

c.
Please redraft rate sheet supplement. When beginning and end dates are declared, there can be no superseding supplement. If there is a beginning date but no end date, there may be a superseding rate sheet but you must identity how investors will be notified of new rates and must be filed 10 days before new rates becoming effective.

Response:

a.	The current Rate Sheet supplement will be included prominently with the new sales kits and delivered to new contractowners.

b.	The disclosure has been added.

c.	The disclosure has been revised accordingly and the disclosure regarding the superseding supplement has been removed.

Financial Statements, Exhibits, and Other Information –All required financial statements, exhibits, consents and other disclosure will be filed with the next post-effective amendment.

Tandy Representations – In regards to the referenced filings, The Lincoln National Life Insurance Company, Lincoln Life & Annuity Company of New York, Lincoln National Variable Annuity Account H, Lincoln Life Variable Annuity Account N, and Lincoln Life & Annuity Variable Annuity Account H  (together “Lincoln”) acknowledge the following:

•	The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing;

•	Lincoln is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	Lincoln may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 860-466-1222 with any questions or additional comments.

Sincerely,
Scott C. Durocher

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

Lincoln National Variable Annuity Account H

American Legacy® Signature

Supplement dated August 26, 2016 to the prospectus dated May 1, 2016

This supplement describes certain changes to the prospectus for your variable annuity contract that will be effective beginning August 29, 2016, (October 3, 2016 for existing Contractowners) or when available in your state. This supplement is for informational purposes and requires no action on your part.

OVERVIEW

This supplement outlines the following changes to the Lincoln Market SelectSM Advantage rider that will be effective for new rider elections on or after August 29, 2016, and for existing contract owners who want to terminate their Lincoln Lifetime IncomeSM Advantage (Managed Risk) or 4LATER® Advantage (Managed Risk) rider on or after October 3, 2016.

1)	An increase to the current initial charge rate;
2)	Revised Investment Requirements;
3)	The addition of a 5% Enhancement feature;
4)	The Guaranteed Annual Income rates will be declared in a Rate Sheet Supplement on a periodic basis;
5)	The i4LIFE® Advantage Guaranteed Income Benefit percentages for purchasers of Lincoln Market SelectSM Advantage will be declared in a Rate Sheet Supplement on a periodic basis;
6)
Adjustment to the waiting period required to receive higher Guaranteed Annual Income rates Lincoln Market SelectSM Advantage and higher Guaranteed Income Benefit percentages under i4LIFE® Advantage Guaranteed Income Benefit (version 5) for purchasers of Lincoln Market SelectSM Advantage; and

7)	Access to a new version of i4LIFE® Advantage Guaranteed Income Benefit.

DESCRIPTION OF CHANGES

The following discussion describes changes that are incorporated into the specified sections of your prospectus. All other provisions of your prospectus remain unchanged.

Expense Tables – The following entry is added to Expense Table A under Optional Living Benefit Rider Charges:

	Single Life	Joint Life
Lincoln Market SelectSM Advantage for riders purchased on or after _____, 2016 (____ for existing Contractowners)*
Guaranteed Maximum Annual Charge ……………………………………..	2.25%	2.45%
Current Initial Annual Charge ………………………………………………..	1.25%	1.50%

* As an annualized percentage of the Income Base, as increased by subsequent Purchase Payments, 5% Enhancements, and Automatic Annual Step-ups, and decreased by Excess Withdrawals. This charge is deducted from the Contract Value on a quarterly basis. See Charges and Other Deductions – Lincoln Market SelectSM Advantage for more information.

The following entry will be added to Expense Table D:

i4LIFE® Advantage Guaranteed Income Benefit (version 5) for Lincoln Market SelectSM Advantage for riders purchased on or after _____, 2016 (____ for existing Contractowners)*	Single Life	Joint Life
Guaranteed Maximum Annual Charge ………………………….	2.25%	2.45%
Current Initial Annual Charge ………………………….	1.25%	1.50%

* As an annualized percentage of the greater of the Income Base (associated with Lincoln Market SelectSM Advantage) or Account Value. This charge is deducted from Account Value on a quarterly basis and only on and after the effective date of i4LIFE® Advantage. In the event of an automatic step-up in the Guaranteed Income Benefit, the dollar amount of the charge will increase by a two part formula: 1) the charge will increase by the same percentage that the Guaranteed Income Benefit payment increases and 2) the dollar amount of the charge will also increase by the percentage increase, if any, to the Lincoln Market SelectSM Advantage current charge rate. (The Lincoln Market SelectSM Advantage charge continues to be a factor in determining the i4LIFE® Advantage Guaranteed Income Benefit (version 5) charge.) See Charges and Other Deductions – i4LIFE® Advantage Guaranteed Income Benefit for Purchasers of Lincoln Market SelectSM Advantage for more information.

Examples – The following Example relates to Lincoln Market SelectSM Advantage. It is added to the end of this section and does not replace any of the other Examples in the prospectus:

The following Example is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include Contractowner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses. The Example has been calculated using the fees and expenses of the funds prior to the application of any contractual waivers and/or reimbursements.

The Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the maximum fees and expenses of any of the funds and that the EGMDB Death Benefit and Lincoln Market SelectSM Advantage at the guaranteed maximum charge are in effect. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1)	If you surrender your contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Signature 1	xx	xx	xx	xx
Signature 2	xx	xx	xx	xx

2)	If you annuitize or do not surrender your contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Signature 1	xx	xx	xx	xx
Signature 2	xx	xx	xx	xx

Summary of Common Questions – The following paragraph replaces the existing paragraph in its entirety.

What is Lincoln Market SelectSM Advantage? Lincoln Market SelectSM Advantage is an optional rider that you may purchase that provides annual guaranteed lifetime periodic withdrawals up to a guaranteed amount based on a percentage of an Income Base, a 5% Enhancement to the Income Base (less Purchase Payments received in the preceding Benefit Year) (if applicable), or an Automatic Annual Step-up to the Income Base, and age-based increases to the guaranteed periodic withdrawal amount, if certain conditions are met. Withdrawals may be made up to the Guaranteed Annual Income amount as long as that amount is greater than zero. The Guaranteed Annual Income amount will vary, based on when you take your first withdrawal. The Income Base is not available as a separate benefit upon death or surrender, and is increased by subsequent Purchase Payments, 5% Enhancements (if applicable), and Automatic Annual Step-ups, and is decreased by Excess Withdrawals. Lincoln Market SelectSM Advantage is available to new Contractowners and to current Contractowners who wish to terminate their Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) or 4LATER® Advantage (Managed Risk) rider. You cannot simultaneously elect Lincoln Market SelectSM Advantage with any other Living Benefit Rider. The availability of certain features of this rider depends on the rider election date. There is an additional charge for this rider and you will be subject to Investment Requirements. See Charges and Other Deductions – Rider Charges, The Contracts – Investment Requirements, and The Contracts – Lincoln Market SelectSM Advantage.

Charges and Other Deductions – Rider Charges - The following discussion is added to the Charges and Other Deductions section of the prospectus, under “Rider Charges.”

Lincoln Market SelectSM Advantage Charge. The first paragraph of this section is deleted and replaced in its entirety with the following paragraph:

While this rider is in effect, there is a charge for Lincoln Market SelectSM Advantage which is deducted quarterly. For riders purchased on and after August 29, 2016, (October 3, 2016 for existing Contractowners), the current initial annual rider charge rate is 1.25% (0.3125% quarterly) for the single life option and 1.50% (0.3750% quarterly) for the joint life option. For riders purchased on or after May 16, 2016 and prior to August 29, 2016, (October 3, 2016 for existing Contractowners) the current initial annual rider charge rate is 0.95% (0.2375% quarterly) for the single life option and 1.15% (0.2875% quarterly) for the joint life option.

i4LIFE® Advantage Guaranteed Income Benefit Charge for Contractowners who previously purchased Lincoln Market SelectSM Advantage.

The following information will be added to this section:

For Lincoln Market SelectSM Advantage rider elections on or after August 29, 2016, (October 3, 2016 for existing Contractowners), the current annual initial charge rate for i4LIFE® Advantage Guaranteed Income Benefit (version 5) is 1.25% (0.3125% quarterly) for the single life option and 1.50% (0.3750% quarterly) for the joint life option.

All other provisions of this section remain unchanged.

The Contracts – Investment Requirements – The following information is added to the Investment Requirements section of your prospectus immediately following the “Investment Requirements for other Living Benefit Riders” sections. These Investment Requirements do not replace the Investment Requirements you may be subject to under an existing Living Benefit Rider .

If you elect Lincoln Market SelectSM Advantage on or after August 29, 2016, (October 3, 2016 for existing Contractowners), you must currently allocate 100% of your Contract Value among the Subaccounts listed below:
American Funds Asset Allocation Fund
American Funds Global Balanced Fund
American Funds Growth and Income Portfolio
American Funds Managed Risk Global Allocation Portfolio
American Funds Managed Risk Growth Portfolio
American Funds Managed Risk Growth and Income Portfolio
American Funds Managed Risk Asset Allocation Portfolio
LVIP American Balanced Allocation Fund
LVIP American Income Allocation Fund
LVIP American Preservation Fund

The fixed account is only available for dollar cost averaging.

As an alternative, to satisfy these Investment Requirements, you may allocate 100% of your Contract Value among the American Funds Asset Allocation Fund (85%) and the American Funds U.S. Government/AAA-Rated Securities Fund (15%).

Living Benefit Riders - Lincoln Market SelectSM Advantage – The provisions outlined in the following sections apply to Lincoln Market SelectSM Advantage riders elected on or after August 29, 2016, (October 3, 2016 for existing Contractowners). These provisions are not applicable to existing contractowners who have previously elected Lincoln Market SelectSM Advantage

The following section is added to the Lincoln Market SelectSM Advantage section, immediately following the Income Base section.

5% Enhancement. For elections on and after August 29, 2016, (October 3, 2016 for existing Contractowners), the Lincoln Market SelectSM Advantage rider provides a 5% Enhancement through which the Income Base, minus Purchase Payments received in the preceding Benefit Year will be increased by 5%, subject to certain conditions. On each Benefit Year anniversary, the Income Base, minus Purchase Payments received in the preceding Benefit Year, will be increased by 5% if the Contractowner/Annuitant (as well as the spouse if the joint life option is in effect) are under age 86, if there were no withdrawals in the preceding Benefit Year and the rider is within the Enhancement Period. The Enhancement Period is a 10-year period that begins on the effective date of the rider. Any Purchase Payment made after the initial Purchase Payment will be added immediately to the Income Base and will result in an increased Guaranteed Annual Income amount but must be invested in the contract at least one Benefit Year before it will be used in calculating the 5% Enhancement. Any Purchase Payments made within the first 90 days after the effective date of the rider will be included in the Income Base for purposes of calculating the 5% Enhancement on the first Benefit Year anniversary.

If you decline an Automatic Annual Step-up during the first 10 Benefit Years, you will continue to be eligible for the 5% Enhancements through the end of the Enhancement Period. In order to be eligible to receive further 5% Enhancements, the Contractowner/Annuitant (single life option), or the Contractowner and spouse (joint life option) must be under age 86 and within the Enhancement Period.

Note: The 5% Enhancement is not available on any Benefit Year anniversary where there has been a withdrawal of Contract Value (including a Guaranteed Annual Income payment) in the preceding Benefit Year. A 5% Enhancement will occur in subsequent years when certain conditions are met. If you are eligible (as defined below) for the 5% Enhancement in the next year, the Enhancement will not occur until the Benefit Year anniversary of that year.

The following is an example of the impact of the 5% Enhancement on the Income Base (assuming no withdrawals):

Initial Purchase Payment = $100,000; Income Base = $100,000

Additional Purchase Payment on day 30 = $15,000; Income Base = $115,000

Additional Purchase Payment on day 95 = $10,000; Income Base = $125,000

On the first Benefit Year anniversary, the Income Base will not be less than $130,750 ($115,000 x 1.05% = $120,750 + $10,000). The $10,000 Purchase Payment on day 95 is not eligible for the 5% Enhancement until the 2nd Benefit Year anniversary.

The 5% Enhancement will be in effect for 10 years (the Enhancement Period) from the effective date of the rider. As explained below, the 5% Enhancement and Automatic Annual Step-up will not occur in the same year. If the Automatic Annual Step-up provides a greater increase to the Income Base, you will not receive the 5% Enhancement. If the Automatic Annual Step-up and the 5% Enhancement increase the Income Base to the same amount then you will receive the Automatic Annual Step-up. The 5% Enhancement or the Automatic Annual Step-up cannot increase the Income Base above the maximum Income Base of $10 million.

You will not receive the 5% Enhancement on any Benefit Year anniversary in which there is a withdrawal, including a Guaranteed Annual Income payment from the contract during the preceding Benefit Year. A 5% Enhancement will occur on the following Benefit Year anniversary if no further withdrawals are made from the contract and the rider is within the Enhancement Period.

Automatic Annual Step-ups of the Income Base. The first paragraph of this section is replaced with the following: The Income Base will automatically step-up to the Contract Value on each Benefit Year anniversary if:

a)	the Contractowner/Annuitant (single life option), or the Contractowner and spouse (joint life option) are still living and under age 86; and

b)
the Contract Value on that Benefit Year anniversary, after the deduction of any withdrawals (including surrender charges, if applicable, the rider charge, and the account fee), plus any Purchase Payments made on that date and Persistency Credits, if applicable, added on that date, is equal to or greater than the Income Base after the 5% Enhancement (if any). (Surrender charges and Persistency Credits do not apply to every contract. Please refer to your prospectus for additional information.)

The following information is added to the end of the Automatic Annual Step-ups of the Income Base section:

If you decline an Automatic Annual Step-up during the first 10 Benefit Years, you will continue to be eligible for the 5% Enhancement (if applicable) through the end of the Enhancement Period. You may not opt out of the Automatic Annual Step-up if an additional Purchase Payment made during that Benefit Year caused the charge for the rider to increase to the current charge.

Following is an example of how the Automatic Annual Step-ups and the 5% Enhancement will work (assuming no withdrawals or additional Purchase Payments):

	Contract Value	Income Base with 5% Enhancement	Income Base	Potential for Charge to Change
Initial Purchase Payment $50,000	$50,000	N/A	$50,000	N/A
1st Benefit Year anniversary	$54,000	$52,500	$54,000	Yes
2nd Benefit Year anniversary	$53,900	$56,700	$56,700	No
3rd Benefit Year anniversary	$56,000	$59,535	$59,535	No
4th Benefit Year anniversary	$64,000	$62,512	$64,000	Yes

On the 1st Benefit Year anniversary, the Automatic Annual Step-up increased the Income Base to the Contract Value of $54,000 since the increase in the Contract Value is greater than the 5% Enhancement amount of $2,500 (5% of $50,000). On the 2nd Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $54,000 = $2,700). On the 3rd Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $56,700 = $2,835). On the 4th Benefit Year anniversary, the Automatic Annual Step-up to the Contract Value was greater than the 5% Enhancement amount of $2,977 (5% of $59,535). An Automatic Annual Step-up cannot increase the Income Base beyond the maximum Income Base of $10 million.

Withdrawal Amount. The second and third paragraphs of this section are deleted and replaced with the following:

The Guaranteed Annual Income amount is determined by multiplying the Income Base by the applicable rate, based on your age and whether the single or joint life option has been elected. Under the joint life option, the age of the younger of you or your spouse will be used. The Guaranteed Annual Income amount will change upon an Automatic Annual Step-up, 5% Enhancement (if applicable), additional Purchase Payments, and Excess Withdrawals, as described below.

The initial Guaranteed Annual Income rate applicable to new rider elections is determined in our sole discretion based on current economic factors including interest rates and equity market volatility. Generally, the rate may increase or decrease based on changes in equity market volatility, prevailing interest rates, or as a result of other economic conditions.  This rate structure is intended to help us provide the guarantees under the rider. This initial Guaranteed Annual Income rate for new rider elections may be higher or lower than the rate for existing contractowners that have elected the rider, but your Guaranteed Annual Income rate will not change as a result.

The initial Guaranteed Annual Income rate applicable to new rider elections on or after August 29, 2016, (October 3, 2016 for existing contracts) is set forth in a supplement to this prospectus, called a Rate Sheet . The Rate Sheet indicates the Guaranteed Annual Income rate, its effective period, and the date by which your application or rider election form must be signed and dated for a contract to be issued with that rate. The rates may change with each Rate Sheet and may be higher or lower than the rates on the previous Rate Sheet.

At least 10 days before the end of the indicated effective period, the Guaranteed Annual Income rate for the next effective period will be disclosed in a new Rate Sheet. In order to get the rate indicated in a Rate Sheet, your application or rider election form must be signed and dated on or before the last day of the effective period noted in that Rate Sheet. For new contractowners, current Rate Sheets will be included with the prospectus. For existing contractowners, current Rate Sheets will be mailed to you with your quarterly statement.  You can also obtain the most current Rate Sheet by contacting your registered representative or online at LincolnFinancial.com.

The final paragraph of this section is revised as follows: 5% Enhancements and Automatic Annual Step-ups will increase the Income Base and thus the Guaranteed Annual Income amount. The Guaranteed Annual Income amount after the Income Base is adjusted either by a 5% Enhancement or an Automatic Annual Step-up will be equal to the adjusted Income Base multiplied by the applicable Guaranteed Annual Income percentage.

Please refer to your prospectus for a complete discussion of the Withdrawal Amount. Provisions not discussed in the supplement remain unchanged.

Death Prior to the Annuity Commencement Date. The following sentence is added to the second paragraph of this section :

The 5% Enhancement will continue, if applicable, upon the first death under the joint life option.

Living Benefit Riders – Guaranteed Income Benefit with i4LIFE® Advantage – The Lincoln Market SelectSM Advantage section under Guaranteed Income Benefit with i4LIFE® Advantage is replaced with the following:

Lincoln Market SelectSM Advantage. Contractowners who purchase Lincoln Market SelectSM Advantage on an after August 29, 2016, (October 3, 2016 for existing Contractowners), and wish to elect i4LIFE® Advantage Guaranteed Income Benefit must elect i4LIFE® Advantage Guaranteed Income Benefit (version 5), and are guaranteed the right, in the future, to elect i4LIFE® Advantage Guaranteed Income Benefit (version 5), even if it is no longer available for purchase. Contractowners who purchased Lincoln Market SelectSM Advantage prior to August 29, 2016, (October 3, 2016 for existing Contractowners), are guaranteed the right, in the future, to elect i4LIFE® Advantage Guaranteed Income Benefit (version 4), even if it is no longer available for purchase. All Contractowners are guaranteed that the Guaranteed Income Benefit percentages and Access Period requirements will be at least as favorable as those available at the time they purchased Lincoln Market SelectSM Advantage.

If this election is made, you can use the greater of the Income Base under Lincoln Market SelectSM Advantage reduced by all Guaranteed Annual Income payments since the last Automatic Annual Step-up or the Account Value to establish the Guaranteed Income Benefit under i4LIFE® Advantage Guaranteed Income Benefit. The initial Guaranteed Income Benefit will be an amount equal to a specified percentage of your Account Value (or Income Base) based on your age (or the age of the younger life under a joint life option) at the time the Guaranteed Income Benefit is elected. The Guaranteed Income Benefit may be lower if you took your first withdrawal (either a Guaranteed Annual Income withdrawal or Excess Withdrawal) or elected i4LIFE® Advantage Guaranteed Income Benefit prior to the third Benefit Year anniversary for Lincoln Market SelectSM Advantage riders elected on an after August 29, 2016, (October 3, 2016 for existing Contractowners), or prior to the fifth Benefit Year anniversary for Lincoln Market SelectSM Advantage riders elected prior to August 29, 2016, (October 3, 2016 for existing Contractowners).

The initial Guaranteed Income Benefit percentage applicable to new rider elections is determined in our sole discretion based on current economic factors including interest rates and equity market volatility. Generally, the percentage may increase or decrease based on changes in equity market volatility, prevailing interest rates, or as a result of other economic conditions.  This percentage structure is intended to help us provide the guarantees under the rider. This initial Guaranteed Income Benefit percentage for new rider elections may be higher or lower than the percentage for existing contractowners that have elected the rider, but your Guaranteed Income Benefit percentage will not change as a result.

The initial Guaranteed Income Benefit percentage applicable to new Lincoln Market SelectSM Advantage riders elected on an after  August 29, 2016 (October 3, 2016 for existing Contractowners), is set forth in a supplement to this prospectus, called a Rate Sheet. The Rate Sheet indicates the Guaranteed Income Benefit percentage, its effective period, and the date by which your application or rider election form must be signed and dated for a contract to be issued with that rate. The rates may change with each Rate Sheet and may be higher or lower than the rates on the previous Rate Sheet.

At least 10 days before the end of the indicated effective period, the Guaranteed Income Benefit percentage for the next effective period will be disclosed in a new Rate Sheet. In order to get the percentage indicated in a Rate Sheet, your application or rider election form must be signed and dated on or before the last day of the effective period noted in that Rate Sheet. For new contractowners, current Rate Sheets will be included with the prospectus. For existing contractowners, current Rate Sheets will be mailed to you with your quarterly statement.  You can also obtain the most current Rate Sheet by contacting your registered representative or online at LincolnFinancial.com.

For Lincoln Market SelectSM Advantage riders elected prior to August 29, 2016 (October 3, 2016 for existing Contractowners), the specific percentages and the corresponding age-bands for this rider are outlined on the Age-Banded Percentages for Calculating Initial Guaranteed Income Benefit table in the prospectus. Prior to the fifth Benefit Year anniversary, Table A will be used to determine the Guaranteed Income Benefit amount. If you take a withdrawal (either a Guaranteed Annual Income withdrawal or an Excess Withdrawal) or begin receiving Regular Income Payments under i4LIFE® Advantage Guaranteed Income Benefit, prior to the fifth Benefit Year anniversary, Table A will always be used to establish the Guaranteed Income Benefit. On or after the fifth Benefit Year anniversary, as long as no withdrawals occurred prior to the fifth Benefit Year anniversary, Table B will always be used.

Please refer to your prospectus for a complete discussion of i4LIFE® Advantage Guaranteed Income Benefit. Provisions not discussed in the supplement remain unchanged.

Please keep this Supplement for future reference.